 Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

PRESS RELEASE

DENISON ANNOUNCES USD$25 MILLION BOUGHT DEAL OFFERING OF
UNITS AND CAD$8 MILLION BOUGHT DEAL PRIVATE PLACEMENT OF
FLOW-THROUGH SHARES

Toronto, ON – February 11, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that it has entered into agreements with Cantor Fitzgerald Canada Corporation ("CFCC") and Haywood Securities Inc. ("Haywood"), as co-lead underwriters and joint book-runners, in each case on behalf of themselves and a syndicate of underwriters (collectively with CFCC and Haywood, the "Underwriters"), under which the Underwriters have agreed to purchase, on a bought deal basis, (1) 27,473,000 units of the Company (the "Units") at the price of USD$0.91 per Unit (the "Issue Price") for aggregate gross proceeds of approximately USD$25 million (the "Unit Offering"); and (2) 5,926,000 flow-through common shares (the "Flow-Through Shares") at a price of CAD$1.35 per Flow-Through Share, for total gross proceeds of approximately CAD$8 million (the "FT Private Placement").

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 13, 2020 to its short form base shelf prospectus dated June 2, 2020.

Unit Offering

Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of USD$2.00 per Warrant Share for 24 months after issuance. The Warrants will not be listed.

In addition, Denison has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters to purchase up to an additional 4,120,950 Units at the Issue Price for a period of up to 30 days after the closing of the Unit Offering, for potential additional gross proceeds to Denison of up to approximately USD$3.75 million.

Proceeds of the Unit Offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison's Wheeler River Uranium Project, including the proposed Phoenix in-situ recovery uranium mining operation (“Phoenix”), as well as for general working capital purposes. Subject to a decision to advance to a formal Feasibility Study (“FS”) for Phoenix, the proceeds from the Unit Offering and current working capital are expected, based on current estimates, to be sufficient to complete such FS process.

Denison will pay to the Underwriters a cash commission equal to 6% of the gross proceeds of the Unit Offering, including any proceeds received from the exercise of the Over-Allotment Option.

The Unit Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated June 2, 2020 (the "Base Shelf Prospectus"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec and is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Prospectus Supplement and related Base Shelf Prospectus may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; or Haywood Securities Inc., attention: Equity Capital Markets, 200 Burrard Street, Suite 700, Vancouver, BC, V6C 3L6, email: ecm@haywood.com.

The Unit Offering is expected to close on or about February 19, 2021.

FT Private Placement

The FT Private Placement will be completed on a “bought deal” private placement basis.

The Company has agreed to use the gross proceeds from the sale of the Flow-Through Shares for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)), related to the Company’s Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2021.

Denison will pay to the Underwriters a cash commission equal to 6% of the gross proceeds of the FT Private Placement.

The FT Private Placement is expected to close on or about March 3, 2021.

Both offerings are subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The Flow-Through Shares issued in connection with the Private Placement will be subject to a statutory hold period in accordance with applicable securities legislation. The completion of the Unit Offering is not contingent upon completion of the FT Private Placement, and the completion of the FT Private Placement is not contingent upon the completion of the Unit Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement or the Base Shelf Prospectus.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to: the likelihood of completion of the Offering and the Private Placement, the use of proceeds from sales from the Offering and the Private Placement, the closing of the Offering and Private Placement and the ability to obtain the necessary regulatory authority and approvals.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Offering or the Private Placement on the terms herein described or at all or pursue its evaluation and environmental assessment activities or other intended purposes of the proceeds of the offering, which could have significant impacts on Denison. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) and the Company may not be able to, or may choose not to, proceed to a FS for Phoenix. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.